November 5, 2013

Via EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Russell Mancuso
Ted Moskovitz

Re:	Mattson Technology, Inc. Registration Statement on Form S-3
Originally filed October 11, 2013, as amended on October 29, 2013
File No. 333-191686

Acceleration Request
Requested Date:    November 5, 2013
Requested Time:    4:01 PM Eastern Time

Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Mattson Technology, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-referenced Registration Statement on Form S‑3 (File No. 333-191686) (the “Registration Statement”), effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable. The Registrant hereby authorizes each of Tony Jeffries, Michael A. Occhiolini and Michael Coke, attorneys with the Registrant’s outside legal counsel, Wilson Sonsini Goodrich & Rosati, Professional Corporation, to orally modify or withdraw this request for acceleration.
In connection with the acceleration request, the Registrant hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, the Registrant hereby confirms that we are aware of our responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement. Further, the Registrant hereby confirms, as discussed with the Staff, that it will timely file its quarterly report on Form 10-Q for the quarterly period ended September 29, 2013, and that the Registrant is not aware of any material trends affecting the Registrant’s business that are not otherwise already disclosed, or incorporated by reference, in the Registration Statement.
We request that we be notified of the effectiveness of the Registration Statement by telephone to Mr. Coke at (650) 565-3596.

Sincerely,

MATTSON TECHNOLOGY, INC.

By: /s/ J. MICHAEL DODSON
J. Michael Dodson Chief Operating Officer and Chief Financial Officer,

cc:	Fusen E. Chen
Mattson Technology, Inc.

Tony Jeffries
Michael A. Occhiolini
Michael Coke
Wilson Sonsini Goodrich & Rosati, Professional Corporation